EXHIBIT 99.2

Q&K Announces Changes of Directors and Officer

SHANGHAI, China, February 28, 2022 (GLOBE NEWSWIRE) -- Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that (i) Mr. Chen Chen, an independent director of the Company, has been appointed as a member of the nominating and corporate governance committee of the board of directors of the Company, effective February 28, 2022, (ii) Mr. Jiamin Chen, current general manager of the investment and financing department of the Company, has been appointed as a director and Vice President of the Company, effective February 28, 2022, and (iii) Mr. Zongquan Yang, current head of product management department and senior manager of IT center of the Company, has been appointed as a director of the Company, effective February 28, 2022.

Mr. Jiamin Chen (“Mr. Chen”) joined the Company in July 2019 and has been serving as our general manager of the investment and financing department since then. From 2006 to 2019, Mr. Chen was a manger of the personal credit department at Shanghai Branch of China Construction Bank. Mr. Chen received his bachelor’s degree in computer science and technology from Shanghai University of Engineering and Technology in 2006.

Mr. Zongquan Yang (“Mr. Yang”) has been serving as our head of product management department and senior manager of IT center since May 2017. From 2009 to 2017, Mr. Yang was a project manager of E-Commerce Business and manager of research and development department at Yonyou Software Co., Ltd.. Prior to that, Mr. Yang was a development engineer and project manager of Shanghai Hengju Network Technology Co. from 2005 to 2009 and a development engineer at Shanghai Youfu Computer Network Co., Ltd. in 2005. Mr. Yang received his bachelor’s degree in computer science and technology from Nankai University in 2012.

The Company also announced that Mr. Lin Lin has resigned as a director of the Company, effective March 1, 2022. Mr. Lin resigned for personal reasons and has no disagreement with the Company. The Company’s board of directors would like to thank him for his service and contributions to the Company.

About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of Q&K’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@ChristensenIR.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com